

Bradford & Bingley

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04036741

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

31 August 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

27 August 2004

Bradford & Bingley completes acquisition of £123 million loan portfolio from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £123 million. This is the third purchase resulting from an agreement announced in December 2003 to acquire up to £1.4 billion of loans in four tranches during 2004 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £35.8 billion on 30th June 2004, by around 0.3%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 22% buy-to-let, 45% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £131,000 and an average loan to value of approximately 70%.

Notes

- Bradford & Bingley previously acquired a mortgage loan portfolio from GMAC-RFC in September 2002 for a total consideration of £650 million. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group purchased three portfolios for an aggregate consideration of £851 million over the remainder of 2003. In February and May 2004 the Group completed the first two tranches of four under an agreement announced in December 2003 for a total consideration of £594 million.

- Bradford & Bingley only offers loans secured on property. As at 30th June 2004, its total managed loan portfolio stood at £27.9 billion of which 80% was secured on residential property and 20% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 50% of the Group's total residential lending assets.

- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of specialist mortgages including buy-to-let, mortgages for the self-employed and lifetime mortgages.

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

END